Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 2054
U.S.A.

May 30, 2006

Re:	Royal & Sun Alliance Insurance Group plc
Form 20-F for the fiscal year ended December 31, 2004
File Number: 001-15146

Dear Mr. Rosenberg,

Thank you for your comments of May 25, 2006 relating to your review of our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”) , our responses of October 20, 2005 to your comment letter of September 22, 2005,our responses of December 19, 2005 to your comment letter of November 28, 2005, our responses of March 31,2006 to your comment letter of March 9,2006, and our response of May 12, 2006 to your comments of May 4, 2006. As Chief Financial Officer of Royal & Sun Alliance Insurance Group plc (“Royal & Sun Alliance”), I will respond on Royal & Sun Alliance’s behalf.

For your convenience, we have reproduced each of your comments (in italics) immediately before our response. We will also ensure that this letter of response is filed on EDGAR under the form label CORRESP.

You noted the following areas where some additional disclosure would enhance our reporting and asked us to consider the following:

1.	In reference to Page 2, Paragraph 2 of “Reserving for non-Asbestos reserves” as per Appendix 1 of our letter dated March 31, 2006: “These reserve reviews incorporate a variety of actuarial methods and judgments and involve extensive analysis.”

Please provide more detail in regard to actuarial methods applied and provide a discussion of our key assumptions used in setting our reserves.

2.	In reference to Page 3, Paragraph 4, Final sentence as per Appendix 1 of our letter dated March 31, 2006: “In setting the level of reserves to be booked, management will take on board the likely future liabilities disclosed by the estimation process as well as a consideration of other factors such as the maturity of the accident year, trends observed over the recent past and the level of volatility within a particular line of business.”

Please provide more detailed description of the actuarial estimation process including the role of management and the other factors that are considered in setting the level of reserves to be booked. You also queried whether we have any provision for uncertainty.

Our response

1.

In reference to Page 2, Paragraph 2 of “Reserving for non-Asbestos reserves” as per Appendix 1 of our letter dated March 31, 2006: “These reserve reviews incorporate a variety of actuarial methods and judgments and involve extensive analysis.”

Please provide more detail in regard to actuarial methods applied and provide a discussion of our key assumptions used in setting our reserves.

The reserves are built up from a multitude of analyses split between business units and then further by lines of business. It is not uncommon for there to be multiple analyses within individual lines of business. Due to this multiplicity of analyses, it is not feasible, or meaningful, to provide detailed information regarding each segment (e.g. claim frequency, severity and settlement rate.) Instead, in the commentary on reserve developments in 2005, we comment on the significant areas of uncertainty and quantify, where appropriate, the key sensitivities.

The following is indicative of the disclosures we propose to include within the Critical Accounting Policies section in our 2005 filing.

“Estimates of claims provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, known legislative changes, known judicial decisions and economic conditions.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The Group’s estimates of losses and loss expenses are reached after a review of several commonly accepted actuarial projection methodologies and a number of different bases to determine these estimates. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;
•	estimates based upon a projection of claims numbers and average cost;
•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and
•	expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses customized methods for specialist classes of business. In selecting its best estimate, the Group considers the appropriateness of the methods and bases to the individual circumstances of the provision class and underwriting year. The process is designed to select the most appropriate best estimate.”

Our reserving managers regularly review estimates for both current and prior accident years using the most current claim data. For most lines of business, a variety of actuarial methods are reviewed and the reserving managers select methods and specific assumptions appropriate for each line of business based on the current circumstances affecting that line of business. These selections incorporate input from claims personnel, underwriters and operating management on reported claims trends and other factors that could affect the estimates.

For short-tail lines of business, development of paid claims and case reserves is reliable and indicative of ultimate losses. The method used is generally based on the amount of paid and case estimates for reported claims.

For long-tail lines of business, initial development of paid claims and case reserves is less reliable and, accordingly, may not be fully indicative of ultimate losses. At early stages of an accident year’s development relying solely on the pure development of that year may give erroneous indications and additional information such as the prior accident years’ loss ratios and pricing and inflation trends help give a fuller picture in evaluating the likely ultimate cost of claims arising in that accident year. As the maturity of an accident year develops, the credibility of the specific paid and incurred development of that accident year increases and less reliance needs to be placed on other information such as prior accident years’ loss ratios.

The estimation process is a “continuous” process, in that the estimates of ultimate claims costs are regularly updated to reflect the latest information on the actual paid and incurred activity and the other factors identified previously. The methodology and approach is not necessarily changed but the parameters in the methods and selection process are updated to derive the most appropriate estimate of the likely ultimate cost. The reserve movements shown in the loss development tables in “Item 4 – Information on the Company – Property and Casualty Reserves” have generally arisen from new or improved information becoming available. Where claims development has differed compared with that previously assumed in estimating reserves, appropriate reserving action has then been taken. For the major reserve movements over 2005 we have provided additional disclosure on the cause of these differences together with sensitivities to current reserves from changes in assumptions. Due to the large number of lines of business we analyze it is not feasible or meaningful to provide detailed information about each segment.

2. In reference to Page 3, Paragraph 4, Final sentence as per Appendix 1 of our letter dated March 31, 2006: “In setting the level of reserves to be booked, management will take on board the likely future liabilities disclosed by the estimation process as well as a consideration of other factors such as the maturity of the accident year, trends observed over the recent past and the level of volatility within a particular line of business.”

Please provide more detailed description of the actuarial estimation process including the role of management and the other factors that are considered in setting the level of reserves to be booked. You also queried whether we have any provision for uncertainty.

Our response

The following is indicative of the disclosures we propose to include within the Critical Accounting Policies section in our 2005 filing.

“Reserving Process

In 2005 the Group established a Group Reserve Committee consisting of the Chief Executive Officer, Chief Financial Officer, Group Risk Director and Group Chief Actuary. A similar committee has been established in each of our major regions. The Group Reserve Committee monitors the decisions and judgments made by the business units as to the level of reserves recommended and makes the final decision on the reserves to be included within the financial statements. In making its judgment the Group Reserve Committee’s aim is that, over the longer term, reserves should be more likely to run off favorably than adversely. However there can be no assurance that reserves will not develop adversely and exceed the Best Estimate. In making its judgment of the Best Estimate of Reserves to include in the financial statements the Group Reserve Committee adopts the following approach:

•	the Group’s actuaries provide an indication of ultimate losses together with an assessment of risks and possible favorable or adverse developments that may not have been fully considered in calculating these indications. At the end of 2005 these risks and developments included: the possibility of future legislative change having retrospective effect on open claims; changes in claims settlement procedures potentially leading to future claims payment patterns differing from historical experience; the possibility of new types of claim, such as disease claims, emerging from business written several years ago; general uncertainty in the claims environment; the emergence from latent exposures such as asbestos; the outcome of litigation on claims received; failure to recover reinsurance; and unanticipated changes in claims inflation;
•	consideration is also made of the views of internal peer reviewers of the reserves and of third parties including actuaries, legal counsel, risk directors, underwriters and claims managers;
•	consideration is made of how previous actuarial indications have developed;
•	in forming its collective judgment the Group Reserve Committee will consider this information as a whole.”

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As requested, on Royal & Sun Alliance’s behalf, I hereby acknowledge that:

a.	Royal & Sun Alliance is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;
b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any actions with respect to the filing; and
c.	Royal & Sun Alliance may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any comments or queries on this matter please do not hesitate to contact me on +44 20 7111 7117.

Yours sincerely,

George Culmer
Chief Financial Officer